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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D

                    Under the Securities and Exchange Act of 1934
                               (Amendment No. ____)(1)

                               CAPITAL CORP OF THE WEST
                                   (Name of Issuer)

                                     COMMON STOCK
                             (Title of Class of Security)

                                      140065103
                                    --------------
                                    (CUSIP Number)

            BANK OF STOCKTON                    WITH A COPY TO:
            C/O JOHN F. DENTONI                 HERBERT H. DAVIS III, ESQ.
            P.O. BOX 1110                       1200 17TH STREET, SUITE 3000
            STOCKTON, CALIFORNIA 95201          DENVER, CO 80202
            (209) 941-1433                      (303) 623-9000
            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  SEPTEMBER 5, 1997
               (Date of Event which Requires Filing of this Statement)

- -------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See rule 13-d-1(a) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                           SCHEDULE 13D



- -------------------                                      -----------
CUSIP NO. 140065103                                      PAGE 2 OF 5
- -------------------                                      -----------


- --------------------------------------------------------------------------------

 1   NAME OF REPORTING PERSON; S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               1867 WESTERN FINANCIAL CORPORATION, CONSOLIDATED

- --------------------------------------------------------------------------------

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  / /
                                                                        (b)  / /

- --------------------------------------------------------------------------------

 3   SEC USE ONLY

- --------------------------------------------------------------------------------

 4   SOURCE OF FUNDS*                                                        WC

- --------------------------------------------------------------------------------

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      / /

- --------------------------------------------------------------------------------

 6   CITIZENSHIP OR PLACE OF ORGANIZATION                            CALIFORNIA

- --------------------------------------------------------------------------------

   NUMBER OF     7   SOLE VOTING POWER                                   436,763
     SHARES      ---------------------------------------------------------------
  BENEFICIALLY   8   SHARED VOTING POWER                                     -0-
    OWNED BY     ---------------------------------------------------------------
      EACH       9   SOLE DISPOSITIVE POWER                              436,763
   REPORTING     ---------------------------------------------------------------
  PERSON WITH   10  SHARED DISPOSITVE POWER                                  -0-

- --------------------------------------------------------------------------------

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PARTY        436,763

- --------------------------------------------------------------------------------

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

- --------------------------------------------------------------------------------

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  10.03%

- --------------------------------------------------------------------------------

 14  TYPE OF REPORTING PERSON*                                               HC

- --------------------------------------------------------------------------------



              *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                           SCHEDULE 13D

     This statement on Schedule 13D is filed on behalf of 1867 Western Financial Corporation, a California corporation and bank holding company registered under the Bank Holding Company Act of 1956 (the "Reporting Person") relating to transactions in the no par value common stock issued by Capital Corp. of the West, a California corporation and bank holding company registered under the Bank Holding Company Act of 1956 (the "Issuer"). Reporting person includes wholly owned subsidiaries.

ITEM 1.  SECURITY AND ISSUER:

     Security:   Common Stock, no par value

     Issuer:     Capital Corp. of the West
                 1160 West Olive Avenue
                 Merced, California  95348

ITEM 2.  IDENTITY AND BACKGROUND.

     The identity and background of the Reporting Person is as follows:

     (1) The Reporting Person is a California bank holding company engaged in the business of commercial banking. Its principal office and place of business is 301 East Miner Avenue, Stockton, California 95202. During the last five years, the Reporting Person has not been either (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Reporting Person has used an aggregate of $5,111,710.18 of its working capital to purchase an aggregate of 436,763 shares of the Issuer's common stock.

ITEM 4.  PURPOSE OF TRANSACTION.

     The Reporting Person intends to hold the shares of Issuer's common stock for investment purposes, and not for the purpose of acquiring control of the Issuer.

     The Reporting Person intends to acquire additional shares of the Issuer's common stock from time to time, provided such acquisition is economical in the discretion of the Reporting Person based on the price of such shares.

     The Reporting Person has no plans or proposals which relate to or would result in: (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (b) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (c) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of the Issuer; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer's business or corporate structure; (f) changes in the charter, bylaws or instruments corresponding thereto of the Issuer, or other actions which may impede the acquisition of control of the Issuer by any person; (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted


                                  Page 3 of 5
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in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(i) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (The number of issued and outstanding shares of the Issuer's common stock upon which the various percentages set forth in this statement on
Schedule 13D are based does not include any outstanding securities convertible into the Issuer's common stock or any shares of common stock of the Issuer subject to outstanding options.)

     (a) and (b) The Reporting Person is the beneficial owner of 436,763 shares of the Issuer's common stock, or 10.03 percent of approximately 4,355,380 shares of the Issuer's common stock issued and outstanding as of September 4, 1997. The Reporting Person has the sole power to vote or to direct the voting of all of these shares of common stock reported as owned beneficially by it. The Reporting Person has the sole power to dispose of, or to direct the disposition of, all of these shares of common stock reported as owned beneficially by it.

     (c) On May 21, 1996, the Reporting Person, through one of its subsidiaries, commenced acquiring shares of the Issuer's common stock, and on March 18, 1997, the Reporting Person became the beneficial owner of five percent or more of the Issuer's outstanding common stock. A Schedule 13D was filed on August 15, 1997, by the acquiring subsidiary detailing this event. The Issuer then issued additional shares of its common stock. The Reporting Person continued to acquire shares of the Issuer's common stock through a subsidiary, and on August 27, 1997, began acquiring shares of the Issuer's common stock for its own account. On September 5, 1997, the Reporting Person became required to file a Schedule 13D. Following is a list of the Reporting Person's acquisitions of the Issuer's common stock since the submission of the first 13D filing under the subsidiary name, including the date, share price, number of shares and total cost:

     PURCHASE DATE       SHARE PRICE         NUMBER OF SHARES       TOTAL COST
     -------------       -----------         ----------------       ----------
     July 29               $11.64                   6,000          $   69,860.00
     August 27              11.92                 148,900           1,775,369.95
     August 29              13.25                  85,000           1,126,250.00
     September 5            13.44                  20,000             268,725.00
     September 8            13.39                  18,000             240,930.00
     September 9            13.44                   2,300              30,900.50

     (d)  N/A

     (e)  N/A

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     To the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any of the persons and entities identified in Item 2 or any other persons or entities with respect to any securities of the Issuer (including but not limited to, transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profit or loss, or the giving or withholding of proxies).

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     None.


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                           SCHEDULE 13D

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 9, 1997

                                       BANK OF STOCKTON


                                       By: /s/ Douglas M. Eberhardt
                                          ----------------------------------
                                       Name:  Douglas M. Eberhardt
                                          ----------------------------------
                                       Title:  Chairman of the Board
                                          ----------------------------------


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